Sticky Fingers Bakery Bistro LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	193,342.56
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1200 · Accounts Receivable:1210 · Employee Loans and Advances	-697.67
1150 · Credit Card Receivable	5,514.04
1203 · Grubhub Receivable	-575.54
1207 · ERTC Receivable	-82,258.00
1250 · Insurance Receivable	-15,784.02
1400 · Prepaid Expense:1410 · Prepaid Insurance	4,730.26
1400 · Prepaid Expense:1420 · Prepaid Taxes & Licenses:1420.2 · Prepaid Basic ...	-170.92
1400 · Prepaid Expense:1445 · Prepaid Estimated DC Franchise	3,719.34
2100 · Accounts Payables	-26,861.27
2130 · Capital One (4780)	-7,095.86
2120 · Insurance Payable	-2,352.84
2150 · Due to/from SFB	-5,181.11
2170 · Due to Doron	6,227.58
2200 · Payroll Taxes Payable:2240 · Employee Tips Payable	-3,987.09
2200 · Payroll Taxes Payable:2250 · Accrued FICA/SS	-572.79
2200 · Payroll Taxes Payable:2260 · Accrued FUTA	-98.88
2200 · Payroll Taxes Payable:2270 · Accrued SUTA	-855.82
2200 · Payroll Taxes Payable:2275 · Accrued DCUPLA	-57.46
2200 · Payroll Taxes Payable:2280 · Accrued Medicare	-133.96
2300 · Sales Taxes Payable	-7,362.56
2400 · Accrued Expenses:2410 · Accrued Wages	-5,667.26
2400 · Accrued Expenses:2450 · Accrued Interest	-1,222.00
2500 · Other Liabilities:2520 · Event Deposits	310.89
2580 · Unclaimed Property	2,322.35
Net cash provided by Operating Activities	55,231.97
INVESTING ACTIVITIES	
1500 · Leasehold Improvements	-12,930.40
1575 · Accumulated Depreciation	32,244.00
1830 · Accumulated Amortization	9,291.00
Net cash provided by Investing Activities	28,604.60
FINANCING ACTIVITIES	
2188 · SBA EIDL loan	150,000.00
2700 · Notes Payable:2701 · Loan Payable - SunTrust	-66,221.15
2700 · Notes Payable:2705 · Loan Payable - Marlin Business	-548.87
2700 · Notes Payable:2706 · Loan Payable - LCA Bank	-4,793.31
3000 · Equity:3300 · Owner Equity	13,669.43
3150 · Distributions	12,077.43
3200 · Retained Earnings	-25,746.86
Net cash provided by Financing Activities	78,436.67
Net cash increase for period	162,273.24
Cash at beginning of period	-19,231.76
Cash at end of period	**143,041.48**